EXHIBIT (d)(3)

December 13, 2006

Diamond Resorts, LLC

3745 Las Vegas Blvd., South

Las Vegas, Nevada 89109

Attention: Stephen J. Cloobeck

Ladies and Gentlemen:

This letter agreement, when countersigned by you in the space indicated below, sets forth the agreement of Sunterra Corporation (“Sunterra”) with Diamond Resorts, LLC (‘Diamond”) as follows:

1. Diamond has advised Sunterra that it is considering the possible acquisition of Sunterra (including its European business) pursuant to a negotiated transaction in which Sunterra’s stockholders would receive cash for their shares. Diamond has indicated that based on its preliminary review of Sunterra it is considering paying $13.00 per share plus the per share value of the European business, net of any liabilities related to the European business that would be the responsibility of and for which Sunterra would be liable. It currently is contemplated that the value of the European business, if any, would be paid to stockholders through the payment of a “deferred cash consideration right” in the transaction. In connection therewith, the parties hereto have previously entered into an agreement relating to, among other things, the furnishing of information by Sunterra and the non-disclosure of such information by Diamond (the “Confidentiality Agreement”). Such agreement shall remain in full force and effect; provided, however, that the Exclusivity Period referred to in the Confidentiality Agreement shall refer to the Exclusivity Period described in paragraph 2 hereof and the words “six (6) months after the date hereof,” appearing in clause (A) in the first line of numbered paragraph 11 shall be replaced with “May 30, 2007.”

2. In consideration of the matters referred to in paragraph 1 hereof, Sunterra agrees that from and after the date hereof until the close of business, Las Vegas, Nevada time, on January 31, 2007 (the “Exclusivity Period”), neither Sunterra nor any of its subsidiaries, nor any of their respective officers, directors, employees, representatives or agents (including, without limitation, any investment banker, attorney or accountant retained by Sunterra or any of its subsidiaries), will, directly or indirectly, (i) initiate or solicit (including by way of furnishing non-public information or assistance) any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, with respect to Sunterra’s North American business operations, or (ii) without prior notice to and consultation with Diamond, enter into any transaction which could reasonably be expected to result in a material change to the North America business operations, including purchases and sales of properties (other than sales of individual time share interests in the ordinary course of business).

December 13, 2006

For purposes of this letter agreement, “Acquisition Proposal,” with respect to Sunterra’s North American business operations, shall mean any of the following: (i) any merger, consolidation, share exchange or acquisition, business combination, or other similar transaction involving Sunterra or Sunterra’s North American business operations; or (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to another person or entity of all or substantially all the assets of Sunterra or Sunterra’s North American business operations, in a single transaction or series of related transactions.

3. Sunterra further agrees that in structuring a transaction for the sale of its European business it will use reasonable efforts to (i) limit the ability of creditors of Sunterra’s European business operations to seek satisfaction of liabilities from the assets of Sunterra’s other businesses (which reasonable efforts shall not be deemed to require an indemnification from the buyer(s) of the European business) and (ii) limit obligations of Sunterra to provide services to the European business following such sale (A) where the reasonable costs of such services are not paid by the buyer(s) of the European business or otherwise provided for and (B) the obligation to provide such services does not continue for an unreasonable duration. In connection with Sunterra’s efforts to sell its European business, Sunterra shall disclose to Diamond the terms of any reasonably probable transaction to the extent involving the ability of creditors of the European business to seek satisfaction of liabilities from the assets of Sunterra’s other businesses or the provision of services by Sunterra to the European business and the progress of negotiations insofar as they relate to such issues.

4. During the Exclusivity Period, Diamond shall continue its due diligence investigation of Sunterra, to determine if it is interested in making a non-binding proposal regarding the acquisition of Sunterra. Diamond may, in its sole discretion, permit potential debt and/or equity investors to participate in its due diligence investigation so long as such potential investors agree to be bound by the terms of the Confidentiality Agreement. Diamond shall notify Sunterra of the identity of any potential equity investor to whom confidential information is provided. Sunterra shall make a good faith attempt to provide any information requested by Diamond within a reasonably prompt time period. In addition, during the Exclusivity Period Sunterra shall arrange facility tours of each North American resort in active sales owned by Sunterra or for which Sunterra is property manager at times and by methods reasonably acceptable to Diamond and Sunterra management.

5. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

6. This letter agreement shall terminate and be of no further force and effect at the close of business, Las Vegas, Nevada time, on January 31, 2007, unless extended by the parties in writing or unless prior thereto Diamond informs Sunterra that it is no longer considering a transaction at the price level provided for in paragraph 1, at which time this letter agreement shall terminate.

December 13, 2006

7. This letter agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original, but such counterparts shall together constitute one and the same letter agreement.

Please evidence your agreement to the foregoing by executing and returning the enclosed duplicate copy of this letter upon which this letter agreement shall become our mutually binding agreement.

Very truly yours,

Sunterra Corporation

By:	/s/ James Weissenborn
	Name:	James Weissenborn
	Title:	Interim President and CEO

Accepted and Agreed to

as of the date first written above:

Diamond Resorts, LLC

By:
Name:
Title: